March 28, 2014

Mr. Jarrett Torno
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE: SEC Comment Letter

Dear Mr. Torno,

Thank you for speaking with me earlier today with regard to the comment letter addressed to Barnes & Noble, Inc. dated March 20, 2014. As we agreed, Barnes & Noble will respond to the comment letter by April 17, 2014.

Please do not hesitate to contact me should you have any questions.

Sincerely yours,

/s/  Bradley A. Feuer
Bradley A. Feuer
Vice President, General Counsel

122 Fifth Avenue, New York, NY 10011    tel: (212) 633-3300